UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                 SEC FILE NUMBER
                                                    000-10065
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                                                   CUSIP NUMBER
                                                     007486103
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(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K |X| Form 10-Q
             [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended: March 31, 2008
                           --------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
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PART I --REGISTRANT INFORMATION

Advance Nanotech, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

600 Lexington Avenue, 29th Floor
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Address of Principal Executive Office (Street and Number)

New York, New York 10022
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report of
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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

PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      In order to complete the necessary reviews of, and accurately report, the financial statements of the Company, the Company is delaying its filing of the Form 10-Q for the quarter ended March 31, 2008. As a result, the Company is unable to file its Form 10-Q for the quarter ended March 31, 2008 by the prescribed due date without unreasonable effort or expense. The Company expects to finalize its financial statements and file its quarterly report on Form 10-Q for the quarter ended March 31, 2008 as soon as practicable and no later than the 5th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Thomas Finn               212                      583-0080
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      (Name)              (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes | | No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  | | Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Advance Nanotech, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008                Advance Nanotech, Inc.

                                  /s/  THOMAS P. FINN
                                 --------------------------------------
                                  Name:    Thomas P. Finn
                                  Title: Chief Financial Officer


                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).